Exhibit 99.1

FORWARD LOOKING STATEMENT

This Report of Foreign Private Issuer on Form 6-K filed by Lichen China Limited (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

Initial Public Offering

On February 6, 2023, the Company announced the closing of its initial public offering of 4,000,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for a total of $16,000,000 in gross proceeds. The Company raised total net proceeds of $14,098,140 after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted to its underwriters an option for a period of 45 days after the closing of the initial public offering to purchase up to an additional 600,000 Class A Ordinary Shares at the public offering price, less underwriting discounts. On February 8, 2023, the Company closed its initial public offering of 4,000,000 Class A ordinary shares, par value $0.00004 per Class A ordinary share.

Results of Operations

The following information was derived from our Unaudited Financial Results for the six months ended June 30, 2023 and 2022, attached hereto as Exhibit 99.2.

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2023	June 30, 2022
Revenues
Financial and taxation solution services	$12,162	$12,187
Education support services	2,193	2,366
Software and maintenance services	1,571	1,597
Total revenues	15,926	16,150
Cost of revenues	(6,098)	(5,746)
Gross profit	9,828	10,404

Operating expenses:
Selling and marketing	(2,393)	(910)
General and administrative	(4,583)	(3,725)
Total operating expenses	(6,976)	(4,635)

Income from operations	2,852	5,769

Other income (expense)
Other income (expense), net	(722)	148
Interest income	23	28

Income before income tax	2,153	5,945

Provision for income tax	(796)	(1,614)

Net income	$1,357	$4,331

Comprehensive income:
Net income	$1,357	$4,331
Foreign currency translation adjustments	(2,596)	(2,059)
Comprehensive income	$(1,239)	$2,272

Weighted average number of ordinary shares outstanding – basic and diluted	25,638,122	22,500,000

Earnings per ordinary share – basic and diluted	0.05	0.19

Revenues

We generate revenue from the provision of financial and taxation solution services, education support services and software and maintenance services. Our total revenue was approximately $15.93 million for the six months ended June 30, 2023, compared to approximately $16.15 million for the six months ended June 30, 2022, a slightly decrease of approximately $0.22 million, or 1.38%. Such decrease was due to an approximately $0.17 million decrease in revenue from education supports services, an approximately $0.02 million decrease in revenue from our financial and taxation solution services, and an approximately $0.03 million decrease in revenue from our software and maintenance services.

Revenue from education support services amounted to approximately $2.19 million, or 13.77% of total revenue, for the six months ended June 30, 2023, as compared to approximately $2.37 million or 14.65% of total revenue, for the six months ended June 30, 2022, a decrease of approximately $0.17 million, or 7.30%. Such decrease was primarily due to no renewal cooperation of three training institutions.

Revenue from financial and taxation solution services amounted to approximately $12.16 million for the six months ended June 30, 2023, as compared to approximately $12.19 million for the same period in 2022. The revenue from financial and taxation solutions keeps stable during the two periods.

Our operations for software and maintenance services began in March 2019. For the six months ended June 30, 2023, we generated revenue from software and maintenance services in an amount of approximately $1.57 million, or 9.86% of total revenue, as compared to approximately $1.59 million, or 9.89% of total revenue, for the six months ended June 30, 2022. The revenue from software and maintenance services keeps stable during the two periods.

Cost of revenue

Our cost of revenue includes employee salaries, registration fees paid to our Partner Institutions and amortization of software in software sales. Our cost of revenue increased by $0.35 million, or 6.11%, to approximately $6.10 million for the six months ended June 30, 2023, from approximately $5.75 million for the six months ended June 30, 2022. Such increase was due to the additional costs of software and maintenance services. The Company hired four new technical staff to develop the software and maintenance services.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of online and offline promotion, video broadcast promotion and self-media promotion. Our selling and marketing expenses increased by $1.48 million, or 162.81%, to approximately $2.39 million for the six months ended June 30, 2023, from approximately $0.91 million for the six months ended June 30, 2022. Such increase was primarily due to more advertising and multi-channel marketing expenses (e.g., video broadcasting, social-media, etc.) in more geographic markets to promote service offerings and brand awareness. As a percentage of revenue, selling and marketing expenses for the six months ended June 30, 2023 and 2022 are 15.02% and 5.64%, respectively.

General and administrative expenses

Our general and administrative expenses consist primarily of compensation for management, social security payment, depreciation of property and equipment and amortization of intangible assets. Our general and administrative expenses increased by $0.86 million, or 23.03%, to approximately $4.58 million for the six months ended June 30, 2023, from approximately $3.72 million for the six months ended June 30, 2022. Such increase was primarily due to consulting expense paid to the third parties relating to the Company’s strategic development by legal advice and the termly investor relations management expense. As a percentage of revenue, general and administrative expenses increased to 28.77% for the six months ended June 30, 2023, from 23.06% for the six months ended June 30, 2022.

Income from operations

As a result of the foregoing, we recorded income from operations of approximately $2.85 million for six months ended June 30, 2023, compared $5.77 million for the six months ended June 30, 2022.

Total other income (expense)

We had approximately $0.70 million in total other income (expense) for the six months ended June 30, 2023, as compared to approximately $0.18 million in total other income for the six months ended June 30, 2022. Total other income (expenses) for the six months ended June 30, 2023 consisted of other expense, net, in the amount of approximately $0.72 million and interest income in the amount of approximately $0.02 million. Total other income (expenses) for the six months ended June 30, 2022 consisted of other income, net, in the amount of approximately $0.15 million and interest income in the amount of approximately $0.02 million.

Provision for income tax

We recorded income tax expenses of approximately $0.79 million for the six months ended June 30, 2023, as compared to approximately $1.61 million for the six months ended June 30, 2022; a decrease of approximately $0.82 million, or 50.67%. The decrease in the income tax expense mainly resulted from the decrease in our income from operations.

Net income

As a result of the cumulative effect of the factors described above, our net income decreased by approximately $2.97 million, or 68.67%, to approximately $1.36 million for the six months ended June 30, 2023, from approximately $4.33 million for the six months ended June 30, 2022.

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

ccc	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash	$18,812	$22,599
Accounts receivable and unbilled receivable	2,717	3,545
Inventories	128	127
Prepayments, deposits, and other current assets	8,132	996
Total current assets	29,789	27,267

Property and equipment, net	14,335	13,298
Intangible assets, net	3,876	4,522
Operating lease – right-of-use asset, net	152	202
Deferred IPO costs	-	1,095
Prepayments and other non-assets	8,040	141
Total assets	$56,192	$46,525

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable	$68	$161
Accrued expenses and other current liabilities	1,310	1,701
Unearned revenues	920	1,146
Taxes payable	459	1,058
Due to the related parties	7	1,078
Current maturities of operating lease liability	66	88
Total current liabilities	2,830	5,232

Long-term portion of operating lease liability	86	184
Total Liabilities	2,916	5,416

Commitments and contingencies		-

Shareholders’ equity:
Class A Ordinary Share, $0.00004 par value, 1,000,000,000 shares authorized; 17,500,000 and 13,500,000 shares issued and outstanding, respectively	1	1
Class B Ordinary Share, $0.00004 par value, 250,000,000 shares authorized; 9,000,000 shares issued and outstanding	-	-
Additional paid-in capital	14,893	1,487
Statutory surplus reserves	789	789
Retained earnings	42,189	40,832
Accumulated other comprehensive (loss)/ income	(4,596)	(2,000)
Total shareholders’ equity	53,276	41,109

Total liabilities and shareholders’ equity	$56,192	$46,525

Liquidity and Capital Resources

As of June 30, 2023 and December 31, 2022, we had cash and cash equivalents of $18,811,829 and $22,599,191, respectively. We did not have any other short-term investments.

As of June 30, 2023 and December 31, 2022, our current assets were $36,790,981 and $27,266,994, respectively, and our current liabilities were $2,830,740 and $5,232,518, respectively.

	June 30, 2023	June 30, 2022

Net cash (used in) provided by operating activities	(124)	5,183
Net cash used in investing activities	(15,852)	(956)
Net cash provided by (used in) financing activities	14,098	(339)
Effects of foreign currency exchange rate changes on cash	(1,909)	(578)
Net (decrease) increase in cash	(3,787)	3,310

Operating Activities:

Net cash used in operating activities was approximately $0.12 million for the six months ended June 30, 2023, as compared to approximately $5.18 million for the six months ended June 30, 2022. For the six months ended June 30, 2023, net cash used in operating activities was mainly resulted from the net income of approximately $1.36 million, the depreciation of property and equipment in the amount of approximately $0.47 million, the amortization of intangible assets in the amount of approximately $1.08 million, the amortization of right-of-use assets in the amount of approximately $0.05 million, the amortization of other assets in the amount of approximately $0.05 million, accounts receivable in the amount of approximately $0.73 million and deferred IPO costs in the amount of approximately $1.09 million, offset by the prepayments and other current assets in the amount of approximately $2.54 million, and the unearned revenues in the amount of approximately $0.19 million, accrued liabilities and other current liabilities in the amount of approximately $0.34 million, due to the related parties in the amount of approximately $1.08 million and tax payable in the amount of approximately $0.59 million. For the six months ended June 30, 2022, net cash provided by operating activities was mainly resulted from the net income of approximately $4.33 million, the depreciation of property and equipment in the amount of approximately $0.14 million, the amortization of intangible assets in the amount of approximately $0.57 million, other receivables – related party in the amount of approximately $0.41 million and the tax payables in the amount of approximately $0.95 million, offset by accounts receivable in the amount of approximately $0.18 million, the prepayments and other current assets in the amount of approximately $0.04 million, and the unearned revenues in the amount of approximately $0.17 million.

Investing Activities:

Net cash used in investing activities was approximately $15.85 million for the six months ended June 30, 2023 as compared to approximately $0.96 million for the six months ended June 30, 2022.

Net cash provided in investing activities for the six months ended June 30, 2023 was mainly resulted from the deposits paid for purchases of Haicang property, ChatGPT Software and potential acquisition in the amount of approximately $4.68 million, $3.61 million and $6.74 million, respectively, while net cash used in investing activities for the six months ended June 30, 2022 consisted entirely of purchases of intangible assets and equipment in the amount of approximately $0.93 million and $0.03 million, respectively.

Financing Activities:

Net cash used in financing activities was approximately $14.098 million for the six months ended June 30, 2023 consisted entirely of net proceeds of IPO, as compared to approximately $0.34 million for the six months ended June 30, 2022.

Capital Expenditures

We made capital expenditures of approximately $15.85 million and $0.96 million for the six months ended June 30, 2023 and 2022, respectively. In these periods, our capital expenditures were mainly used for the purchasing the office located in Xiamen for our operation, the development for our software and the potential acquisition. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and contingent consideration. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Off-balance Sheet Commitments and Arrangements

We did not have any off-balance sheet commitments or arrangements as of June 30, 2023.